Simpson Thacher & Bartlett LLP
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October 31, 2023

VIA EDGAR

Re:	Starwood Credit Real Estate Income Trust
Amendment No. 1 to Form 10-12G
Filed September 14, 2023
File No. 000-56577

Ms. Pearlyne Paulemon

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Starwood Credit Real Estate Income Trust (the “Company”), we hereby transmit via EDGAR to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 1 (“Post-Effective Amendment No. 1”) to the above-referenced registration statement on Form 10-12G initially filed on August 3, 2023 (the “Registration Statement”), as amended by Pre-Effective Amendment No. 1, filed on September 14, 2023 (“Amendment No. 1”) and Pre-Effective Amendment No. 2, filed on September 29, 2023. The Company has prepared Post-Effective Amendment No. 1 to respond to the Staff’s comments in its letter dated September 27, 2023, relating to the Amendment No. 1 to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 1. Unless otherwise defined below, terms defined in Post-Effective Amendment No. 1 and used below shall have the meanings given to them in Post-Effective Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Form 10-12G/A filed September 14, 2023

Item 1A. Risk Factors, page 61

1. We note your response to comment 3. Please disclose in the filing the material information you disclose in your response, such as the dates of the limited withdrawals and the maximum period of time it took for investors to receive their money back.

In response to the Staff’s comments, the Company has revised its risk factor disclosure beginning on page 68 of Post-Effective Amendment No. 1 to provide further information related to the repurchase activity of Starwood Real Estate Income Trust, Inc.

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General

2. We note your statement that the company intends to enter into an advisory agreement with Starwood Credit Advisors, L.L.C., pursuant to which the company will pay the investment adviser a management fee and a performance fee. Please add disclosures clarifying that the payment of any such performance fee will be contingent on the company meeting the requirements in Rule 205-3 under the Investment Advisers Act of 1940, as amended.

In response to the Staff’s comments, the Company has revised its disclosure beginning on page 28 of Post-Effective Amendment No. 1 to clarify that the payment of any such performance fee will be consistent with the requirements set forth in Rule 205-3 under the Investment Advisers Act of 1940, as amended.

3. We further note your statement that the company is not registered and does not intend to register as an investment company under the Investment Company Act of 1940, as amended (“Investment Company Act”). You state that the company will not be an investment company as defined in sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act. You also state that the company may rely on the exception from the definition of investment company provided in section 3(c)(6) of the Investment Company Act and “many” of the company’s subsidiaries will be able to rely on the exception provided in section 3(c)(5) of the Investment Company Act. Please supplement or revise your legal analysis supporting these positions, specifically addressing the following:

•

You state that the company will be a holding company primarily engaged in the noninvestment company businesses of the company’s wholly-owned subsidiaries. Will these subsidiaries be wholly-owned subsidiaries within the meaning of section 2(a)(43) of the Investment Company Act? Alternatively, will these subsidiaries be majority-owned subsidiaries within the meaning of section 2(a)(24) of the Investment Company Act? If not, please clarify how the company intends to rely on the exclusion in section 3(c)(6) of the Investment Company Act.

•

Your disclosures indicate that the company will invest in various types of securities, including the securities of wholly-owned subsidiaries. Accordingly, please either remove your statement that the company will not be an investment company under section 3(a)(1)(A) of the Investment Company Act or provide additional legal analysis to support this position.

•

You state that you expect “many” of the company’s subsidiaries to be able to rely on section 3(c)(5) of the Investment Company Act. Given this uncertainty, please explain how the company intends to satisfy the “primarily engaged” requirement in section 3(c)(6) of the Investment Company Act.

In response to the Staff’s comment, the Company confirms that its disclosure noting that “on an unconsolidated basis we expect that more than 60% of our assets, exclusive of cash and U.S. government securities, will consist of ownership interests in wholly owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7)” is made in consideration of the definition of “wholly owned subsidiary” provided under Section 2(a)(43) of the Investment Company Act.

The Company anticipates that its most significant direct holding when viewed on an unconsolidated basis will be 100% of the outstanding voting securities of SCREDIT Real Estate Capital, LLC (“Real Estate Capital”). Real Estate Capital will in turn primarily engage in the origination, acquisition and financing of a portfolio of primarily commercial real estate debt investments, directly and through wholly-owned subsidiaries including SCREDIT Mortgage Funding, LLC (“Mortgage Funding”). Certain originated or

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acquired loans will be financed through the use of warehouse repurchase and credit facilities, in which case those loan assets will be contributed by Real Estate Capital, Mortgage Funding or other wholly-owned subsidiaries to a wholly-owned special purpose entity (“SPE”) that only holds assets pledged as collateral to a warehouse repurchase or credit facility lender. The Company intends to manage both Real Estate Capital and Mortgage Funding such that they are able to rely on Section 3(c)(5)(C).

Given that the Company will own 100% of the outstanding voting securities of Real Estate Capital and that Real Estate Capital will be able to rely on Section 3(c)(5)(C), any securities issued by Real Estate Capital and held by the Company will not be deemed investment securities when applying the Section 3(a)(1)(C) test. The Company intends and expects the value of those interests will account for more than 60% of the total value of the Company’s assets, exclusive of cash items and U.S. government securities.

•	If not, please clarify how the company intends to rely on the exclusion in section 3(c)(6) of the Investment Company Act.

While the Company intends and expects the value of its interests in Real Estate Capital will account for more than 60% of the total value of the Company’s assets, exclusive of cash items and U.S. government securities, it is also contemplated that the Company will hold additional assets, either directly on its balance sheet or through one or more wholly owned subsidiaries. Such other assets will include, without limitation, cash, cash equivalents, and credit-rated corporate debt asset-backed securities as needed to manage the Company’s share repurchase plan. Additionally, the Company may also acquire certain real estate-related debt investments, such as loans to REITs and real estate operating companies (“REOCs”) and corporate bonds of REITs and REOCs; loans to providers of real estate net lease financing; other real estate-related financial assets and investments, including preferred stock and convertible debt securities of REITs and REOCs, credit default swaps and other derivative securities; CDOs; real property investments; and non-real estate-related debt investments. All or some these additional holdings may be deemed investment securities if held directly, or may cause a wholly owned subsidiary holding such assets to rely on Section 3(c)(7) and thus the value of such assets would be treated as investment securities indirectly. While it is not expected that the value of any such investment securities will exceed 40% of the Company’s total assets, exclusive of cash items and U.S. government securities, if such investment securities were ever to exceed that threshold, the Company would seek to use Section 3(c)(6) as an alternative position.

It would be likely that a significant portion of any directly held investment securities would comprise Qualifying Interests or Real-Estate Related Assets under Section 3(c)(5)(C), and thus would count towards establishing that the Company is “primarily engaged” 3(c)(5) activity either directly (through direct investment company holdings) or indirectly through majority owned subsidiaries (its interests in Real Estate Capital).

•

Your disclosures indicate that the company will invest in various types of securities, including the securities of wholly-owned subsidiaries. Accordingly, please either remove your statement that the company will not be an investment company under section 3(a)(1)(A) of the Investment Company Act or provide additional legal analysis to support this position.

The Company believes that it is not an investment company within the meaning of Section 3(a)(1)(A) of the Investment Company Act because it will be primarily engaged in a business other than that of investing, reinvesting, or trading in securities. Whether an issuer is engaged primarily in the business of investing, reinvesting, or trading in securities under Section 3(a)(1)(A) is a factual question that depends upon the

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actual or intended business activities of the issuer.1 The primary test to determine whether a company is an investment company under Section 3(a)(1)(A) is a five-factor analysis first promulgated by the Commission in its decision in Tonopah Mining Co.,2 with an emphasis on how a reasonable investor would view the company when considering the totality of such factors (the “Tonopah Factors”).3 The Company believes that an analysis of each of the Tonopah Factors demonstrates that the Company will not fall within the definition of an investment company under Section 3(a)(1)(A). Each of the factors is addressed below:

•

The Company’s historical development; the activities of the Company’s officers and directors; and the Company’s public representations concerning its activities. The Company is newly formed and at no point in its brief history has the Company held itself out as an investment company. The Company has not and will not operate as an investment company or rely on an exclusion applicable to a private fund (i.e., Section 3(c)(1) or 3(c)(7)). The Company’s day-to-day affairs are generally managed by the Advisor, but to the extent the Company’s officers and trustees’ activities are considered, the Company’s investment guidelines are clear that the Company intends for itself and its subsidiaries to avoid making investments in amounts that might cause them to become deemed investment companies. Accordingly, the Company believes the first three Tonopah Factors indicate that a reasonable investor would not conclude that the Company is operating as or proposing to operate as an investment company as that term is used under the Investment Company Act.

•

The nature of the Company’s present assets. As discussed above, on an unconsolidated basis, the Company intends and expects that more than 60% of the value of its assets, exclusive of cash and U.S. government securities, will be its holdings of 100% of Real Estate Capital’s outstanding voting securities. The Company believes its intended asset mix clearly demonstrate that it will be engaged primarily in the businesses of holding the securities of Real Estate Capital, and not in the business of investing, reinvesting, or trading in securities as would be necessary to make it an investment company under Section 3(a)(1)(A).[4]

[1]	See, e.g., SEC v. National Presto Industries, Inc., 486 F.3d 305 (7th Cir. 2007).
[2]	See, In re Tonopah Mining Co. of Nevada, 26 S.E.C. 426 (1947).
[3]	Presto, 486 F.3d at 315 (“what principally matters is the beliefs the company is likely to induce in investors.”).
[4]

Compare Section 3(a)(1)(A)’s scope of “engage primarily in the business of investing, reinvesting, or trading in securities” and Section 3(a)(1)(C)’s scope of “proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities.” (emphasis added). The Company does not believe that Section 3(a)(1)(A) is meant to capture holding companies whose primary business is owning or holding securities issued by captive controlled subsidiaries.

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•

The sources of the Company’s present income. Similar to other holding companies that do not themselves directly engage in an operating business, the Company will be dependent upon the ability of its underlying subsidiaries to generate current income. The Company does not believe that distributions from Real Estate Capital, a captive wholly owned subsidiary, would be viewed as income relating to securities as the concept of “income derived from securities” has historically been interpreted under Tonopah. It is not expected that the amount of directly held investment securities or wholly owned subsidiaries that rely on private fund exemptions, if any, will produce more income than would be distributed from Real Estate Capital.

The Company respectfully submits that the foregoing analysis demonstrates that the Company is not now and does not propose to become primarily engaged in the business of investing, reinvesting, or trading in securities, nor does the Company hold itself out as being an investment company. Accordingly, the Company does not believe it is an “investment company” within the meaning of Section 3(a)(1)(A) of the Investment Company Act.

•

You state that you expect “many” of the company’s subsidiaries to be able to rely on section 3(c)(5) of the Investment Company Act. Given this uncertainty, please explain how the company intends to satisfy the “primarily engaged” requirement in section 3(c)(6) of the Investment Company Act.

As described above, on an unconsolidated basis the Company expects that more than 60% of the value of its total assets will be attributable to its interests in Real Estate Capital, a subsidiary that will be able to rely on Section 3(c)(5)(C). In the unexpected event that the value of the Company’s direct holdings of investment securities were to exceed 40% of the total value of its assets, exclusive of cash items and U.S. government securities, then the Company expects that more than 55% of the value of its assets will consist of its interests in Real Estate Capital plus some amount of directly held 3(c)(5)(C) Qualifying Interests. That combined asset value, in conjunction with the expected income derived from such Section 3(c)(5)(C) sources, should allow the Company to rely on Section 3(c)(6) in such a scenario.

However, the Company expects that it will have numerous indirect subsidiaries that cannot rely on Section 3(c)(5)(C). The Company believes that is consistent with the Company’s stated strategy for it to indirectly hold an interest in a special purpose vehicle (“SPV”) that holds commercial backed mortgage assets that are not Qualifying Interests, as an example. That SPV would not be able to rely on Section 3(c)(5)(C) in its own right. But the quantity of subsidiaries that can rely on Section 3(c)(5) is not dispositive of whether the Company may rely on Section 3(c)(6). The Company believes that the relevant considerations there would be overall asset value and income attributable to 3(c)(5) sources. Accordingly, the Company respectfully submits that it is not inconsistent to disclose that the Company may rely on Section 3(c)(6) in the future while also accurately stating that many, as opposed to most or all, of its subsidiaries may rely on Section 3(c)(5).

4. We note your response to comment 5. We also note your disclosure throughout the filing (for example, on pages 3, 6, 9 and 12) describing your relationship and competitive strength with and dependence on Starwood Capital and its affiliates. On page 7, you state that “[t]hroughout its history, Starwood Capital has created several market-leading platforms to enhance operational efficiencies and maximize the value of its investments” and you describe these platforms. You also state on page 7: “Reflecting on the success of its investment activities, Starwood Capital and its professionals have received numerous industry accolades over the years . . .” On pages 12-13 you state: “Starwood Capital’s established

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real estate asset finance platform has a multi-decade track record as a real estate lender, creating several public finance platforms, with proven financial results. . . . Starwood Capital’s expert team and global network of lending relationships have allowed it to obtain attractive terms for investors.” Because the company is a blind pool with no operating history, please tell us why prior performance disclosure for programs with similar investment objectives, such as any material adverse business developments in those programs, would not be material to investors.

In response to the Staff’s comments, the Company has revised its disclosure beginning on page 16 of Post-Effective Amendment No. 1 to provide certain information related to the prior performance of programs with similar investment objectives to the Company.

* * * * * * *

Please do not hesitate to call me at (202) 636-5924, Benjamin Wells at (212) 455-2516, or Ryan Bekkerus at (212) 455-2293 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Daniel B. Honeycutt
Daniel B. Honeycutt

cc:	U.S. Securities and Exchange Commission
Brigitte Lippmann
Frank Knapp
Kristina Marrone

Starwood Credit Real Estate Income Trust
Dennis G. Schuh, Trustee, Chief Executive Officer and President